FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 10, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Third Quarter 2010 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at September 30, 2010

Item 1

CELLCOM ISRAEL ANNOUNCES

THIRD QUARTER 2010 RESULTS

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Cellcom Israel presents an increase in all financial parameters despite the ongoing tariff erosion

EBITDA1 up by 9.3%2; EBITDA margin 41.4%2; Net income up by 14.9%3

Cellcom Israel declares a third quarter dividend of NIS 4.03 per share (totals approx. NIS 400 million)

Third Quarter 2010 Highlights (compared to the third quarter 2009):

▪	Total Revenues (including revenues from end-user equipment) increased 3.2% to NIS 1,729 million ($472 million)

▪	Revenues from content and value added services (including SMS) increased 24.9%, reaching 19% of services revenues

▪	Total Revenues from services increased 1.1% to NIS 1,509 million ($412 million)

▪	EBITDA2 increased 9.3% to NIS 716 million ($195 million); EBITDA margin 41.4%, up from 39.1%2

▪	Operating income increased 14.1% to NIS 534 million ($146 million)

▪	Net income3 increased 14.9% to NIS 332 million ($91 million)

▪	Free cash flow1 increased 13% to NIS 513 million ($140 million)

▪	Subscriber base increased approx. 35,000 during the third quarter 2010, all post-paid subscribers; reaching approx. 3.376 million at the end of September 2010

▪	3G subscribers reached approx. 1.114 million at the end of September 2010, net addition of approx. 38,000 in the third quarter 2010

▪	The Company Declared third quarter dividend of NIS 4.03 per share

1  Please see "Use of Non-GAAP financial measures" section at the end of this press release.
2  EBITDA for the third quarter 2009 included a one-time provision in the amount of NIS 15 million. After elimination of this one-time provision, EBITDA for the third quarter 2010 increased 6.9% and EBITDA margin for the third quarter 2009 totaled 40%. For details please see "Cost of revenues" section in this press release.
3  Net income for the third quarter 2009 included a one-time provision in the amount of NIS 11 million (after tax) and a one-time tax income in the amount of NIS 41 million. After elimination of these one-time effects, net income increased 28.2%. For details please see "Cost of revenues" and "Income tax" sections in this press release.

Netanya, Israel – November 10, 2010 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the third quarter of 2010. Revenues for the third quarter 2010 totaled NIS 1,729 million ($472 million); EBITDA for the third quarter 2010 totaled NIS 716 million ($195 million), or 41.4% of total revenues; and net income for the third quarter 2010 totaled NIS 332 million ($91 million). Basic earnings per share for the third quarter 2010 totaled NIS 3.36 ($0.92).

Commenting on the results, Amos Shapira, Chief Executive Officer said, "This has been a strong quarter for Cellcom Israel during which we presented growth across all of our financial parameters including, among others, revenues, EBITDA, operating income and net income, despite the ongoing airtime price erosion. These positive results are attributable to our efforts in generating new revenue sources while continuing with efficiency measures.

Moreover, we increased our subscriber base by approximately 35,000 during the quarter, all of which are post-paid subscribers, reaching approximately 3.376 million subscribers by the end of September 2010.  Compared with the third quarter of 2009, we increased our subscriber base by 3.6%.  This quarter we also continued to expand our 3G subscriber base by approximately 38,000, reaching approximately 1.114 million subscribers by the end of September 2010, representing 33% of our total subscriber base.

We remain committed to focusing on cellular communications, where we have a relative advantage, while at the same time, identifying new opportunities that are synergetic with our core business. This is exemplified by our coming entry into the financial services market, as well as our offering of landline service to business customers, which leverages our infrastructure layout to industrial centers in Israel.  I believe that pursuing this strategy enables us to improve our financial and operational results.

As we previously announced, in September 2010 the MOC published its decision to reduce the interconnect tariffs payable to cellular operators4 in Israel, with the first reduction expected to take place in January 2011.  After having reviewed the decision, we intend to shortly  file a petition with the Israeli Supreme Court of Justice, although we cannot predict the ultimate outcome of such a petition, if filed.  Additionally, we have begun the required preparations to deal with the impact of the reduction in interconnect tariffs, in relation to both our operational efficiency as well as to identifying additional sources of revenue. "

Yaacov Heen, Chief Financial Officer, commented: "We are happy to present a solid third quarter with year over year growth in all key areas, including a 3.2% increase in revenues with a 24.9% increase in content and value added services revenues, a 14.1% increase in operating income, a 9.3% increase in EBITDA with an EBITDA margin of 41.4% and a 14.9% increase in net income. These increases are a direct result of our efforts to expand our array of services and revenue sources

4  See "Other developments during the third quarter of 2010 and subsequent to the end of the reporting period", under "Regulation – Tariff Supervision", below, for additional details.

while constantly striving to improve our operational efficiency.  In the third quarter of 2010 we also continued to present a strong free cash flow totaling NIS 513 million, an increase of 13% from the third quarter of 2009.  Accordingly, we will distribute a dividend of approximately NIS 400 million, representing approximately 120% of net income for the third quarter, to our shareholders.”

Main Financial and Performance Indicators:

	Q3/2010	Q3/2009	% Change	Q3/2010	Q3/2009
	million NIS			million US$ (convenience translation)
Total revenues	1,729	1,675	3.2%	471.8	457.0
Total Services revenues (including revenues from content and value added services)	1,509	1,493	1.1%	411.7	407.4
Revenues from content and value added services	286	229	24.9%	78.0	62.5
Handset and accessories revenues	220	182	20.9%	60.0	49.7
Operating Income	534	468	14.1%	145.7	127.7
Net Income5	332	289	14.9%	90.6	78.9
Free cash flow	513	454	13.0%	140.0	123.9
EBITDA6	716	655	9.3%	195.4	178.7
EBITDA, as percent of Revenues6	41.4%	39.1%	5.9%
Subscribers end of period (in thousands)	3,376	3,259	3.6%
Monthly ARPU	145.9	150.4	(3.0%)	39.8	41.0
Average Monthly MOU	334	338	(1.2%)

Financial Review

Revenues for the third quarter of 2010 totaled NIS 1,729 million ($472 million), a 3.2% increase compared to NIS 1,675 million ($457 million) in the third quarter last year. The increase in revenues resulted mainly from a 20.9% increase in handset and accessories' revenues, reaching NIS 220 million ($60 million), compared to NIS 182 million ($50 million) in the third quarter last year. This increase is attributed, among others, to an increase in the number of smartphones sold in the third quarter this year compared to the third quarter last year. The increase in total revenues also resulted from a 1.1% increase in revenues from services, reaching NIS 1,509 million ($412 million) in the third quarter of 2010, up from NIS 1,493 million ($407 million) in the third quarter last year. The higher service revenues resulted mainly from an increase of approximately 25% in content and value added services (including SMS) revenues in the third quarter 2010, compared to the third quarter last year. Revenues from content and value added services reached NIS 286 million ($78 million), or 19% of service revenues. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues. These increases were partially offset by a decrease in

5  Net income for the third quarter 2009 included a one-time provision in the amount of NIS 11 million (after tax) and a one-time tax income in the amount of NIS 41 million. After elimination of these one-time effects, net income increased 28.2%. For details please see "Cost of revenues" and "Income tax" sections in this press release.
6  EBITDA for the third quarter 2009 included a one-time provision in the amount of NIS 15 million. After elimination of this one-time provision, EBITDA increased 6.9% and EBITDA margin for the third quarter 2009 totaled 40%. For details please see "Cost of revenues" section in this press release.

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airtime revenues mainly due to fewer working days in the third quarter of 2010 than in the third quarter last year as a result of the Jewish holidays' season, characterized by reduced usage, and due to airtime price erosion.

Cost of revenues for the third quarter of 2010 totaled NIS 838 million ($229 million), a 2.1% decrease from NIS 856 million ($234 million) in the third quarter last year. This decrease primarily resulted from measures taken by the Company, including improvement of the handsets repair process by, among other, performance of repairs by advanced regional labs instead of local labs, which contributed to both logistical efficiency as well as to improved customer service. The decrease in cost of revenues was also due to a decrease in the rate of royalties paid to the Ministry of Communications, as well as to the effect of the one-time provision in the amount of NIS 15 million ($4 million) recorded in the third quarter of 2009 with regard to a dispute between the Company and the Ministry of Communications regarding frequencies fees, pending decision by the Israeli Supreme Court. These decreases were partially offset by a quantitative increase in the number of outgoing calls completed in other operators' networks resulted in an increase in total interconnect fees paid to other operators, and an increase in the cost of content and value added services due to increased usage.

Gross profit for the third quarter of 2010 increased 8.8% reaching NIS 891 million ($243 million), compared to NIS 819 million ($223 million) in the third quarter of 2009. Gross profit margin for the third quarter 2010 increased to 51.5% from 48.9% in the third quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2010 totaled NIS 356 million ($97 million), compared to NIS 351 million ($96 million) in the third quarter last year. The increase in SG&A Expenses resulted mainly from an increase in the Company's sales and customer service force, due to, among others, the acquisition of Dynamica, which led to an increase in payroll expenses and rent expenses. These increases were partially offset by a decrease in advertising expenses.

Operating income for the third quarter 2010 increased 14.1%, reaching NIS 534 million ($146 million), compared to NIS 468 million ($128 million) in the third quarter last year.

EBITDA for the third quarter 2010 increased 9.3%, reaching NIS 716 million ($195 million), compared to NIS 655 million ($179 million) in the third quarter of 2009. EBITDA as a percent of total revenues, reached 41.4% compared to 39.1% in the third quarter last year (After elimination of the above mentioned one-time provision, EBITDA for the third quarter 2009 totaled NIS 670 million ($183 million) and EBITDA margin for the third quarter 2009 totaled 40%. Accordingly, after such elimination, EBITDA for the third quarter 2010 increased 6.9% compared to the third quarter of 2009).

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Financing expenses, net for the third quarter 2010 totaled NIS 88 million ($24 million), compared to NIS 122 million ($33 million) in the third quarter last year, a 27.9% decrease. The decrease resulted mainly from lower Israeli Consumer Price Index, or CPI, linkage expenses, associated with the Company's debentures, in the third quarter 2010 compared to the third quarter 2009, resulting mainly from a lower inflation of 1.2% in the third quarter this year, compared to 2.4% in the third quarter last year. This decrease was partially offset by a decreased income from the CPI hedging transactions in the third quarter 2010 compared to the third quarter last year, due to the lower inflation.

Income tax for the third quarter 2010 totaled NIS 114 million ($31 million) compared to NIS 57 million ($16 million) in the third quarter last year. The increase is attributed mainly to the reduction of deferred tax liabilities and the recognition of a one-time tax income in the third quarter of 2009 in the amount of approximately NIS 41 million ($11 million), following the Israeli parliament enactment of the law of "Economic efficiency improvement"' which provided, among other, for a gradual reduction of the Corporate tax rate from 25% in 2010 up to 18% in the year 2016 onward.

Net Income for the third quarter 2010 increased 14.9% and totaled NIS 332 million ($91 million), compared to NIS 289 million ($79 million) in the third quarter last year (After elimination of the above mentioned one-time effects, net income for the third quarter 2009 totaled NIS 259 million ($71 million) and net income for the third quarter 2010 increased 28.2%).  Basic earnings per share for the third quarter 2010 totaled NIS 3.36 ($0.92), compared to NIS 2.94 ($0.80) in the third quarter 2009.

Operating Review

New Subscribers – at the end of September 2010 the Company had approximately 3.376 million subscribers. During the third quarter of 2010 the Company added approximately 35,000 net new subscribers, all of them post-paid subscribers.

In the third quarter of 2010, the Company added approximately 38,000 net 3G subscribers to its 3G subscriber base, reaching approximately 1.114 million 3G subscribers at the end of September 2010, representing 33% of the Company’s total subscriber base, an increase from the 28.9% 3G subscribers represented of total subscribers at the end of September 2009.

The Churn Rate in the third quarter 2010 was 4.6%, compared to 4.9% in the third quarter last year. The churn for both quarters was primarily impacted by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the third quarter 2010 totaled 334 minutes, compared to 338 minutes in the third quarter 2009, a decrease of 1.2%. The decline in usage level is mainly due to fewer working days in the third quarter of 2010 than in the third quarter last year as a result of the Jewish holidays' season, characterized by reduced usage.

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The monthly Average Revenue per User (ARPU) for the third quarter 2010 totaled NIS 145.9 ($39.8), compared to NIS 150.4 ($41.0) in the third quarter last year, a decrease of 3%. The decrease is attributed mainly to fewer working days in the third quarter of 2010 than in the third quarter last year as a result of the Jewish holidays' season, as well as to airtime price erosion.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2010 totaled NIS 513 million ($140 million), compared to NIS 454 million ($124 million) generated in the third quarter of 2009, an increase of 13%.

Shareholders' Equity

Shareholders' Equity as of September 30, 2010 amounted to NIS 426 million ($116 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the third quarter 2010, the Company invested NIS 152 million ($42 million) in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 156 million ($43 million) in the third quarter 2009.

Dividend

On November 9, 2010, the Company's board of directors declared a cash dividend in the amount of NIS 4.03 per share, and in the aggregate amount of approximately NIS 400 million (the equivalent of approximately $1.12 per share and approximately $111 million in the aggregate, based on the representative rate of exchange on November 8, 2010; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on December 27, 2010), subject to withholding tax described below. The total dividend amount may increase to up to approximately NIS 401 million if new shares are issued prior to the dividend record date, as a result of the exercise of options under the Company's "2006 Share Incentive Plan" (for additional details please see the Company's most recent annual report for the year ended December 31, 2009 on Form 20-F under "Item 5. Operating and Financial Review and Prospects - A. Operating Results – 2006 Share Incentive Plan" and "Item 6. Directors, Senior Management and Employees – E. Share Ownership – 2006 Share Incentive Plan"). The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on December 15, 2010. The payment date will be December 29, 2010. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the third quarter of 2010 does not reflect the level of dividends that will be paid for future quarterly

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periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2009 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the third quarter of 2010 and subsequent to the end of the reporting period

Regulation

Tariff Supervision

In September 2010, following the previously reported Israeli Ministry of Communications, or MOC' announcement that it is considering reducing interconnect tariffs payable to cellular operators in Israel, the MOC announced its decision to amend the applicable Israeli regulations as follows:

•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute from January 1, 2011; to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

•
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding to the update date from the average annual Israeli CPI for 2009. The tariffs will also be increased by the percentage of royalties payable to the MOC by the operator.

The reduction is expected to have a material adverse effect on the Company's results. As previously reported, such adverse effects include both the direct effect of the reduction and indirect effects.

Absent any efforts to mitigate the expected loss of revenues, these changes are expected to have an annual direct adverse effect (based on the Company's current calls and SMS data) of approximately NIS 420 million on the Company's annual EBITDA and approximately NIS 320 million on the Company's annual net income, for the first reduction.

The Company cannot predict the actual indirect adverse effects the reduction would have on the Company's results, including from fewer calls being made as subscribers switch to landline and callback services. Any usage of the interconnect tariff as the basis for other tariffs, if regulated, such as for the provision of services to MVNO7 or the provision of national roaming services (if such services are allowed), may have additional material adverse effect on the Company's results.

The Company intends to take measures to mitigate as much as possible the expected adverse effects of such reduction, through revenue enhancement as well as cost reduction, but cannot assure that these will be successful.

7 To date, the MOC granted 7 MVNO licenses.

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The Company believes the MOC's decision is mistaken and unlawful and intends to shortly file a petition with the Israeli Supreme Court of Justice. The Company cannot predict the ultimate outcome of such petition, if filed.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations" and "We face intense competition in all aspects of our business", as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government Regulations –Tariff Supervision”, the Company's immediate report regarding its results of operations in the first quarter of 2010 on form 6-K dated May 17, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Regulation – Tariff Supervision"  and the Company's immediate report regarding its results of operations in the second quarter of 2010 on form 6-K dated August 26, 2010, under "Other developments during the second quarter of 2010 and subsequent to the end of the reporting period – Regulation".

Forward Looking Statement -The information contained in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the impact of the reduction of interconnect tariffs on the Company's results of operations, are subject to uncertainties and assumptions about the outcome of the aforesaid petition ,if filed; the actual effects of the reduction (including customer reaction and substitution of other products, as well as general trends in the Company’s business that could change the number of subscribers, minutes of use and pricing); the entry of MVNOs or new operators to the market and their actual effect on the market and the Company's results; the existence of national roaming services and the regulator's intervention in setting tariffs for MVNO and national roaming services, the tariffs actually set and the effects of such services and tariffs on the market and the Company's results; and the Company's ability to mitigate the expected lost revenues. The actual effect of the reduction and other regulatory changes, as well as the Company's ability to mitigate the expected lost revenues, could lead to materially different outcome than that set forth above.

UMTS Spectrum Tender

In September 2010, the MOC published a UMTS spectrum tender for two additional UMTS operators. Participation will be allowed for new operators and Mirs Communications Ltd., or Mirs (an existing niche operator). The winners will be awarded a general license for the provision of cellular services (in Mirs' case, its current license shall be amended). The tender does not set a completion date for the tender process. The tender conditions are subject to changes.

The tender includes certain benefits and leniencies, such as a low minimum license fee and a reduction mechanism based on the market share gained by the winner and a prolonged timetable for network coverage completion. The tender committee, comprising of MOC and Ministry of Finance representatives, annexed to the tender a recommendation letter to the Minister of Communications,

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which is not part of the tender terms, recommending to award the winners with rebates on spectrum fees, based on market share gained. The tender committee mentioned in its recommendation letter to the Minister, the importance of regulating cell site sharing and national roaming, to increase the winners' ability to create competition in the market, but did not provide specific recommendations, as both issues are already being reviewed or under progress (see Economic Policy for the years 2011-2012 Bill below for additional details).

Additional UMTS operators are expected to further increase competition in the market and could adversely influence the Company's results of operations.

For additional details see the Company's most recent annual report for the year ended December 31, 2009 on Form 20-F, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview – Competition” and the Company's immediate report regarding the Company's results of operations in the second quarter of 2010 on form 6-K dated August 26, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Other regulatory developments".

Economic Policy for the Years 2011-2012 Bill

In October 2010, following the previously reported approval by the Israeli Government of the Israeli Economic Policy for the years 2011-2012 (which included various proposed changes to the regulatory conditions under which the Company operates), the Israeli Economic Policy for the years 2011-2012 Bill, or the Economic Policy Bill, passed the first reading (the first stage of legislation) out of three, in the Israeli Parliament. The Economic Policy Bill includes essentially the proposed changes previously reported by the Company, however the reduction of early termination fees and the prohibition on any limitation on the possibility to use a cellular handset in any similar cellular network, shall also apply to existing pricing plans and handsets (by prohibiting a fee collection for removing such  existing limitations), respectively. In addition, in October 2010 the MOC published a hearing with regards to the engineering aspects of the compulsory national roaming services also included in the Economic Policy Bill.

For additional details regarding the proposed changes included in the Economic Policy Bill  see the Company's immediate report regarding its results of operations in the second quarter of 2010 on form 6-K dated August 26, 2010, under "Other developments during the second quarter of 2010 and subsequent to the end of the reporting period – Other Regulatory Developments".

Cell sites
Radio Access Devices - In September 2010, the Israeli Supreme Court issued an interim order prohibiting further construction of radio access devices in cellular networks, in reliance on the exemption from the requirement to obtain a building permit. The interim order, that was issued pursuant to the Israeli Attorney General's request, will be in effect until the enactment of the draft

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regulations setting the conditions for the application of the exemption (submitted in March 2010 for the approval of the Economy Committee of the Israeli Parliament) or other decision by the court.

Inability to rely on, or substantial limitation of, the exemption could adversely affect the Company’s existing network and network build-out, particularly given the objection of some local planning and building authorities to grant due permits where required, and consequently may adversely affect the Company’s results of operations.

Amendment of the Non Ionizing Radiation Law Bill - In October 2010, a bill amending the Non Ionizing Radiation Law so as to prohibit the grant of permits for the construction and operation for cell sites, under such law, situated within 75 meters from senior citizens' institutions, education institutions, shelters and hospitals, passed a preliminary reading (a preliminary stage of legislation) in the Israeli Parliament. According to the bill, such permits granted prior to the enactment of the bill shall expire within 6 months from its effective date. The proposed change, if enacted, shall adversely affect our existing network and network build out, specifically in urban areas, and could adversely affect the Company’s results of operations.

For additional details see the Company's most recent annual report for the year ended December 31, 2009 on Form 20-F, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction –Site licensing”, the Company's immediate report regarding the Company's results of operations in the first quarter of 2010 on form 6-K dated May 17, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Cell Sites" and the Company's immediate report regarding its results of operations in the second quarter of 2010 on form 6-K dated August 26, 2010, under "Other developments during the second quarter of 2010 and subsequent to the end of the reporting period - Cell sites – National Zoning Plan 36".

Board of Directors – Appointment of new Director

In November 2010, the Company's Board of Directors appointed Mr. Ephraim Kunda as a member of the Company's Board of Directors and as a member of the Company's Audit and Analysis Committees, as of November 9, 2010 . Mr. Kunda qualifies as an "independent director" under the rules of Securities and Exchange Commission and the New York Stock Exchange applicable to audit committee members. Mr. Kunda's initial term will expire at the next annual meeting of the shareholders of the Company, at which time, his re-election for an additional term, if nominated by the Company's Board of Directors, and his proposed director's fee will be brought for shareholder approval.

Mr. Ephraim Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. Since 2007, Mr. Kunda has served as the Chairman of the Board of Directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of

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Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Conference Call Details

The Company will be hosting a conference call on Wednesday, November 10, 2010 at 9:30 am ET, 6:30 am PT, 14:30 UK time, 16:30 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610
at: 09:30 am ET; 06:30 am PT; 14:30 UK Time; 16:30 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.376 million subscribers (as at September 30, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the

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regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2009.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.665 = US$ 1 as published by the Bank of Israel as of September 30, 2010.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in marketable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

12

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Financial position

		Convenience
		translation
		into US dollar
	September 30,	September 30,	September 30,	December 31,
	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	777	212	976	903
Current investments, including derivatives	414	113	213	272
Trade receivables	1,563	427	1,584	1,579
Other receivables	75	20	73	63
Inventory	115	31	123	149

Total current assets	2,944	803	2,969	2,966

Trade and other receivables	597	163	622	606
Property, plant and equipment, net	2,043	557	2,066	2,096
Intangible assets, net	765	209	707	711

Total non- current assets	3,405	929	3,395	3,413

Total assets	6,349	1,732	6,364	6,379

Liabilities
Debentures current maturities	347	95	341	350
Trade payables and accrued expenses	697	190	788	806
Current tax liabilities	161	44	127	67
Provisions	107	29	78	84
Other current liabilities, including derivatives	317	86	345	405
Dividend declared	310	85	-	-

Total current liabilities	1,939	529	1,679	1,712

Debentures	3,891	1,062	4,179	4,185
Provisions	18	5	17	16
Other long-term liabilities	1	-	1	1
Deferred taxes	74	20	99	91

Total non- current liabilities	3,984	1,087	4,296	4,293

Total liabilities	5,923	1,616	5,975	6,005

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(17)	(4)	(24)	(23)
Retained earnings	442	120	412	396

Total shareholders’ equity	426	116	389	374

Total liabilities and shareholders’ equity	6,349	1,732	6,364	6,379

13

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	5,000	1,364	4,844	1,729	472	1,675	6,483
Cost of revenues	2,477	676	2,486	838	229	856	3,333

Gross profit	2,523	688	2,358	891	243	819	3,150

Selling and marketing expenses	554	151	520	193	53	185	716
General and administrative expenses	477	130	485	163	44	166	660
Other expenses, net	2	-	4	1	-	-	6

Operating income	1,490	407	1,349	534	146	468	1,768

Financing income	68	18	141	23	6	29	151
Financing expenses	(253)	(69)	(302)	(111)	(30)	(151)	(370)
Financing income (expenses), net	(185)	(51)	(161)	(88)	(24)	(122)	(219)

Income before income tax	1,305	356	1,188	446	122	346	1,549
Income tax	333	91	277	114	31	57	367

Net income	972	265	911	332	91	289	1,182

Earnings per share
Basic earnings per share in NIS	9.83	2.68	9.26	3.36	0.92	2.94	12.01

Diluted earnings per share in NIS	9.77	2.67	9.17	3.34	0.91	2.91	11.90

14

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities

Net income for the period	972	265	911	332	91	289	1,182

Adjustments for:
Depreciation and Amortization	544	148	566	181	49	187	755
Share based payments	1	-	1	1	-	1	1
Loss (gain) on sale of assets	2	-	5	1	-	1	6
Income tax expense	333	91	277	114	31	57	367
Financial (income) expenses, net	185	51	161	88	24	122	219

Changes in operating assets and liabilities:
Changes in inventories	(3)	(1)	(57)	2	1	(29)	(105)
Changes in trade receivables (including long- term amounts)	76	21	(85)	13	3	(34)	(69)
Changes in other receivables (including long- term amounts)	(30)	(8)	(45)	(17)	(4)	43	2
Changes in trade payables, accrued expenses and provisions	(23)	(6)	182	13	3	58	152
Changes in other liabilities (including long-term amounts)	(21)	(6)	(4)	(8)	(2)	5	(4)
Proceeds (Payments) for derivative hedging contracts, net	(13)	(4)	22	(1)	-	5	21
Income tax paid	(233)	(63)	(290)	(62)	(17)	(101)	(447)
Net cash from operating activities	1,790	488	1,644	657	179	604	2,080

15

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(318)	(87)	(285)	(106)	(29)	(89)	(404)
Acquisition of intangible assets	(140)	(38)	(137)	(40)	(11)	(48)	(173)
Acquisition of operation, net of cash acquired*	(108)	(29)	-	-	-	-	-
Change in current investments, net	(145)	(40)	(124)	(7)	(2)	(124)	(212)
Proceeds (payments) for other derivative contracts, net**	(9)	(2)	19	(1)	-	(15)	8
Proceeds from sales of property, plant and equipment	1	-	2	-	-	2	2
Interest received	7	2	4	3	1	-	5
Net cash used in investing activities	(712)	(194)	(521)	(151)	(41)	(274)	(774)

Cash flows from financing activities
Proceeds from derivative contracts, net	12	3	9	(5)	(1)	5	33
Proceeds (Payments) for short term borrowings	(8)	(2)	-	-	-	-	8
Repayment of debentures	(343)	(94)	(332)	(172)	(47)	(168)	(332)
Proceeds from issuance of debentures, net of issuance costs	-	-	989	-	-	-	989
Dividend paid	(640)	(174)	(898)	(29)	(8)	(302)	(1,186)
Interest paid	(225)	(61)	(190)	(108)	(30)	(112)	(190)
Net cash used in financing activities	(1,204)	(328)	(422)	(314)	(86)	(577)	(678)

Changes in cash and cash equivalents	(126)	(34)	701	192	52	(247)	628
Balance of cash and cash equivalents at beginning of the period	903	246	275	585	160	1,223	275
Balance of cash and cash equivalents at end of the period	777	212	976	777	212	976	903

16

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
		Convenience translation into US dollar
	2010 NIS millions (Unaudited)	2010 US$ millions (Unaudited)	2009 * NIS millions (Unaudited)	2009 NIS millions (Audited)

Net income	332	91	289	1,182
Income taxes	114	31	57	367
Financing income	(23)	(6)	(29)	(151)
Financing expenses	111	30	151	370
Other expenses	1	-	-	6
Depreciation and amortization	181	49	187	755
EBITDA	716	195	655	2,529

* Without elimination of a one-time provision in the amount of NIS 15 million.

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
		Convenience translation into US dollar
	2010 NIS millions (Unaudited)	2010 US$ millions (Unaudited)	2009 NIS millions (Unaudited)	2009 NIS millions (Audited)

Cash flows from operating activities	657	179	604	2,080
Cash flows from investing activities	(151)	(41)	(274)	(774)
short-term Investment in tradable debentures	7	2	124	212
Free Cash Flow	513	140	454	1,518

17

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at September 30, 2010 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2010

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

		Convenience Translation into US dollar
		(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	777	212	976	903
Current investments, including derivatives	414	113	213	272
Trade receivables	1,563	427	1,584	1,579
Other receivables	75	20	73	63
Inventory	115	31	123	149

Total current assets	2,944	803	2,969	2,966

Trade and other receivables	597	163	622	606
Property, plant and equipment, net	2,043	557	2,066	2,096
Intangible assets, net	765	209	707	711

Total non- current assets	3,405	929	3,395	3,413

Total assets	6,349	1,732	6,364	6,379

Liabilities
Debentures current maturities	347	95	341	350
Trade payables and accrued expenses	697	190	788	806
Current tax liabilities	161	44	127	67
Provisions	107	29	78	84
Other current liabilities, including derivatives	317	86	345	405
Dividend declared	310	85	-	-

Total current liabilities	1,939	529	1,679	1,712

Debentures	3,891	1,062	4,179	4,185
Provisions	18	5	17	16
Other long-term liabilities	1	-	1	1
Deferred taxes	74	20	99	91

Total non- current liabilities	3,984	1,087	4,296	4,293

Total liabilities	5,923	1,616	5,975	6,005

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(17)	(4)	(24)	(23)
Retained earnings	442	120	412	396

Total shareholders’ equity	426	116	389	374

Total liabilities and shareholders’ equity	6,349	1,732	6,364	6,379

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	5,000	1,364	4,844	1,729	472	1,675	6,483
Cost of revenues	2,477	676	2,486	838	229	856	3,333

Gross profit	2,523	688	2,358	891	243	819	3,150

Selling and marketing expenses	554	151	520	193	53	185	716
General and administrative expenses	477	130	485	163	44	166	660
Other expenses, net	2	-	4	1	-	-	6

Operating income	1,490	407	1,349	534	146	468	1,768

Financing income	68	18	141	23	6	29	151
Financing expenses	(253)	(69)	(302)	(111)	(30)	(151)	(370)
Financing expenses, net	(185)	(51)	(161)	(88)	(24)	(122)	(219)

Income before income tax	1,305	356	1,188	446	122	346	1,549
Income tax	333	91	277	114	31	57	367

Net income	972	265	911	332	91	289	1,182

Earnings per share
Basic earnings per share in NIS	9.83	2.68	9.26	3.36	0.92	2.94	12.01

Diluted earnings per share in NIS	9.77	2.67	9.17	3.34	0.91	2.91	11.90

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	16	4	(14)	4	-	(6)	(14)
Changes in fair value of cash flow hedges, net	(6)	(2)	(3)	(11)	(3)	(9)	(2)
Income tax on other comprehensive income	(4)	-	4	(1)	-	2	4

Other comprehensive income, net of income tax	6	2	(13)	(8)	(3)	(13)	(12)

Net income for the period	972	265	911	332	91	289	1,182

Total comprehensive income for the period	978	267	898	324	88	276	1,170

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the Nine -month period ended September 30, 2010 (Unaudited)
Balance as of January 1, 2010 (Audited)	1	(23)	396	374	102
Comprehensive income for the period	-	6	972	978	267
Share based payments	-	-	1	1	-
Dividend declared	-	-	(310)	(310)	(85)
Cash dividend paid	-	-	(617)	(617)	(168)
Balance as of September 30, 2010 (Unaudited)	1	(17)	442	426	116

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the Nine –month period ended September 30, 2009 (Unaudited)
Balance as of January 1, 2009 (Audited)	1	(11)	400	390
Comprehensive income for the period	-	(13)	911	898
Share based payments	-	-	1	1
Cash dividend paid	-	-	(900)	(900)
Balance as of September 30, 2009 (Unaudited)	1	(24)	412	389

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the Three –month period ended September 30, 2010 (Unaudited)
Balance as of July 1, 2010 (Audited)	1	(9)	419	411
Comprehensive income for the period	-	(8)	332	324
Share based payment	-	-	1	1
Dividend declared	-	-	(310)	(310)
Balance as of September 30, 2010 (Unaudited)	1	(17)	442	426

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (cont'd)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the Three –month period ended September 30, 2009 (Unaudited)
Balance as of July 1, 2009 (Audited)	1	(11)	422	412
Comprehensive income for the period	-	(13)	289	276
Share based payments	-	-	1	1
Cash dividend paid	-	-	(300)	(300)
Balance as of September 30, 2009 (Unaudited)	1	(24)	412	389

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2009 (Audited)
Balance as of January 1, 2009 (Audited)	1	(11)	400	390
Comprehensive income for the period	-	(12)	1,182	1,170
Share based payments	-	-	1	1
Cash dividend paid	-	-	(1,187)	(1,187)
Balance as of December 31, 2009 (Audited)	1	(23)	396	374

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities

Net income for the period	972	265	911	332	91	289	1,182

Adjustments for:
Depreciation and Amortization	544	148	566	181	49	187	755
Share based payments	1	-	1	1	-	1	1
Loss on sale of assets	2	-	5	1	-	1	6
Income tax expense	333	91	277	114	31	57	367
Financial expenses, net	185	51	161	88	24	122	219

Changes in operating assets and liabilities:
Changes in inventories	(3)	(1)	(57)	2	1	(29)	(105)
Changes in trade receivables (including long- term amounts)	76	21	(85)	13	3	(34)	(69)
Changes in other receivables (including long- term amounts)	(30)	(8)	(45)	(17)	(4)	43	2
Changes in trade payables, accrued expenses and provisions	(23)	(6)	182	13	3	58	152
Changes in other liabilities	(21)	(6)	(4)	(8)	(2)	5	(4)
Proceeds (Payments) for derivative hedging contracts, net	(13)	(4)	22	(1)	-	5	21
Income tax paid	(233)	(63)	(290)	(62)	(17)	(101)	(447)
Net cash from operating activities	1,790	488	1,644	657	179	604	2,080

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Nine-month period ended September 30,			Three-month period ended September 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2010	2010	2009	2010	2010	2009	2009
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(318)	(87)	(285)	(106)	(29)	(89)	(404)
Acquisition of intangible assets	(140)	(38)	(137)	(40)	(11)	(48)	(173)
Acquisition of operation, net of cash acquired*	(108)	(29)	-	-	-	-	-
Change in current investments, net	(145)	(40)	(124)	(7)	(2)	(124)	(212)
Proceeds (payments) for other derivative contracts, net**	(9)	(2)	19	(1)	-	(15)	8
Proceeds from sales of property, plant and equipment	1	-	2	-	-	2	2
Interest received	7	2	4	3	1	-	5
Net cash used in investing activities	(712)	(194)	(521)	(151)	(41)	(274)	(774)

Cash flows from financing activities
Proceeds from derivative contracts, net	12	3	9	(5)	(1)	5	33
Proceeds (Payments) for short term borrowings	(8)	(2)	-	-	-	-	8
Repayment of debentures	(343)	(94)	(332)	(172)	(47)	(168)	(332)
Proceeds from issuance of debentures, net of issuance costs	-	-	989	-	-	-	989
Dividend paid	(640)	(174)	(898)	(29)	(8)	(302)	(1,186)
Interest paid	(225)	(61)	(190)	(108)	(30)	(112)	(190)
Net cash used in financing activities	(1,204)	(328)	(422)	(314)	(86)	(577)	(678)

Changes in cash and cash equivalents	(126)	(34)	701	192	52	(247)	628
Balance of cash and cash equivalents at beginning of the period	903	246	275	585	160	1,223	275
Balance of cash and cash equivalents at end of the period	777	212	976	777	212	976	903

(*)  Business Combination – see note 4.
(**) Reclassified – see note 2G.

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the three months and nine months ended September 30, 2010 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of the IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2009.
These condensed consolidated financial statements were approved by the Board of Directors on November 9, 2010.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of September 30, 2010, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2010 (NIS 3.665 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2009.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)

As of September 30, 2010	3.665	210.1
As of September 30, 2009	3.758	205.2
As of December 31, 2009	3.775	206.2

Increase (decrease) during the period:

Nine months ended September 30, 2010	(2.9%)	1.9%
Nine months ended September 30, 2009	(1.2%)	3.4%
Three months ended September 30, 2010	(5.4%)	1.2%
Three months ended September 30, 2009	(4.1%)	1.2%
Year ended December 31, 2009	(0.7%)	3.9%

G.
The company reclassified proceeds (payments) for other derivative contracts, net from cash flows from operating activities to cash flows from investing activities in the consolidated statements of cash flows for all periods presented.

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these condensed interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2009, except for those mentioned in Note 3A.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	First adoption of new standards and interpretations

1.
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised (hereinafter - the Standards). The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards are applied prospectively to business combinations starting, January 1, 2010.

2.
Amendment to IAS 17, Leases – Classification of leases of land and buildings (hereinafter – the Amendment) – In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life. The Amendment is applied retrospectively starting, January 1, 2010. The amendment has no material impact on the Company's financial statements.

3.
As from January 1, 2010 the Company early adopted the revision to IAS 1, Presentation of Financial Statements, which was issued in the framework of annual improvements to IFRSs 2010, pursuant to which the Company presents in the statement of changes in equity, for each component of equity, a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end, and provides separate disclosure for each change resulting from profit or loss, other comprehensive income, and transactions with the owners in their capacity as owners. The Company provides disclosure for the said reconciliation with separate disclosure for each change resulting from each component of other comprehensive income as part of the notes to the annual financial statements.

Note 4 - Business combination

In April 2010, the Company concluded the purchase of one of its dealers' operation for NIS 108 million paid in cash. The acquisition had the following effect on the Company’s assets and liabilities on acquisition date:

	Pre-acquisition	Recognized values
	Carrying amounts	on acquisition
	NIS millions	NIS millions
Fixed assets	6	6
Intangible assets	-	25
Net identifiable assets and liabilities	6	31

Goodwill on acquisition		77
Cost of business combination		108

Consideration paid in cash		108
Cash acquired		-
Net cash outflow		108

The intangible assets identified in the business combination are amortized over a period of 5 – 6 years.
This acquisition did not have a significant effect on the Company’s results of operation during the period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Shareholders' Equity

Dividends declared during the reported period are as follows:

	Nine-month period ended		Three-month period ended
	September 30, 2010		September 30, 2010
		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2D)		(Note 2D)
	NIS millions	US$ millions	NIS millions	US$ millions

2.60 NIS per share	257	70	-	-
3.64 NIS per share	360	98	-	-
3.13 NIS per share	310	85	310	85
	927	253	310	85

On March 31, 2010, the Company paid a cash dividend in the amount of NIS 2.60 per share, totaling approximately NIS 257 million.

On June 9, 2010, the Company paid a cash dividend in the amount of NIS 3.64 per share, totaling approximately NIS 360 million.

On October 7, 2010, subsequent to the reporting period, the Company paid a cash dividend in the amount of NIS 3.13 per share, totaling approximately NIS 310 million.

On November 9, 2010, subsequent to the end of the reporting period, the Company’s Board of Directors declared a cash dividend in the amount of NIS 4.03 per share, totaling approximately NIS 400 million, to be paid on December 29, 2010, to the shareholders of the Company of record at the end of the trading day in the NYSE on December 15, 2010. The total dividend amount may increase up to approximately NIS 401 million if new shares are issued prior to the dividend record date, as a result of the exercise of options (for additional details please see the Company's annual financial statements as at December 31, 2009, Note 17).

Note 6 - Contingent Liabilities

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties. Described hereunder new lawsuits filed during the period or updates of lawsuits presented in 2009 annual financial statements:

1.
In August 2001, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with the Company's outgoing call tariffs on the ‘Talkman’ (pre-paid) plan and the collection of a distribution fee for ‘Talkman’ calling cards. In June 2004, the motion for certification as a class action was denied. In September 2004, this decision was appealed to the Israeli Supreme Court. In July 2007, pursuant to the appeal, the Israeli Supreme Court granted a petition filed by both parties with mutual consent, in light of the Israeli Class Action Law, 2006, to resubmit the

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Contingent Liabilities (cont'd)

purported class action lawsuit for consideration in the District Court of Tel Aviv-Jaffa. If the claim is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 135 million. In January 2010, the District Court accepted the Company's defense of limitations for the period prior to March 1999. The Company cannot quantify which portion of the claim was dismissed following that decision. In April 2010, the plaintiff appealed the decision to the Supreme Court.

2.
In December 2002, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel-Aviv–Jaffa in connection with the Company’s incoming call tariff to subscribers of other operators when calling the Company’s subscribers during the period prior to the regulation of interconnect fees. In December 2008, the motion for certification as a class action was dismissed with prejudice. In January 2009, an appeal was filed with the Supreme Court challenging the dismissal. In May 2010, the Supreme Court dismissed the appeal following its withdrawal by the appellants at the recommendation of the Supreme Court. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiffs to be NIS 1.6 billion.

3.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of Central Region) by one of the Company’s subscribers in connection with the Company's method of rounding the rates of calls, the Company's method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996. In March 2006, the plaintiff filed an amended statement of its claim, following the amendment to the Consumer Protection Law in December 2005, to which the Company has replied. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be NIS 150 million. In August 2009 and September 2010, during preliminary proceedings, the court rejected most of the alleged causes of action and the request to certify the lawsuit as class action shall continue to be heard in regards to one allegation only, that the Company did not provide its customers full information prior to entering a pricing plan in regards to the maximum airtime tariff set in the pricing plan and the Company's license. The Company cannot quantify which portion of the amount claimed is represented by this cause of action in the lawsuit.

4.
In August 2006, a purported class action lawsuit was filed against the Company (and two other cellular operators) in the District Court of Tel-Aviv–Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with sums allegedly unlawfully charged for a segment of a call that was not actually carried out. In November 2010, subsequent to the reporting date, the purported class action was dismissed with prejudice. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to exceed NIS 100 million, without specifying the amount claimed from the Company.

5.
In February 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs claiming to be subscribers of the Company, in connection with amounts the Company allegedly overcharged, when the Company raised its tariffs for SMS packages. In April 2010, the court approved the settlement submitted by the parties, by which the lawsuit is approved as a class action and the Company returns a certain insignificant amount to its subscribers for the dismissal of the lawsuit. The amount originally claimed was estimated by the plaintiffs to be approximately NIS 43 million.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Contingent Liabilities (cont'd)

6.
In March 2008, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiffs alleging to be the Company's subscribers in connection with allegations that the Company has unlawfully charged its' subscribers for providing them with call details records. In August 2009, the request to try the lawsuit as a class action was approved in relation to an allegation that the Company breached the agreements with its subscribers by charging them for the service it previously provided free of charge, without obtaining their consent. The Company appealed the decision. In May 2010, the Israeli Supreme Court did not accept its appeal on a decision to approve the motion to certify the lawsuit as class action, for reasons not related to the merits of the matter, and the lawsuit will continue to be tried in the District Court as class action in relation to such allegation. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 440 million.

7.
In May 2008, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Tel Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants in connection with allegations that the defendants have unlawfully charged their subscribers for certain failed calls attempts made by the subscribers, while abroad. In June 2010, the motion for certification as class action and the lawsuit were dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from all three defendants was estimated by the plaintiffs to be approximately NIS 50 million, without specifying the amount attributed to the Company.

8.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and unlawfully charges its subscribers for a certain automatic call completion service, even if not used. In April 2010, the motion for certification as class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be approximately NIS 179 million.

9.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. In April 2010, the purported class action was dismissed without prejudice, following the request of the plaintiff and the Company's agreement to donate a certain insignificant amount to worthy causes. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 800 million.

10.
In August 2009, a purported class action was filed against the Company, another cellular operator and two content providers, in the District Court of Central Region, by two plaintiffs alleging to be subscribers of the cellular operators, in connection with sums allegedly charged by the defendants in respect of content services the subscribers allegedly did not order or which did not comply with certain legal requirements. In June 2010, the motion for certification as class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from the defendants was estimated by the plaintiffs to be approximately NIS 347 million, of which approximately NIS 119 million was attributed to the Company.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Contingent Liabilities (cont'd)

11.
In November 2009, a purported class action lawsuit was filed against the Company, two other cellular operators and the Minister of Communications, in the District Court of Jerusalem, by four plaintiffs alleging to be subscribers of the two other cellular operators in connection with an allegation that the defendant cellular operators unlawfully discriminated against non orthodox customers by offering them less favorable prices and terms. In February 2010, the motion for certification as a class action was dismissed at a preliminary stage without consideration of the merits. Had the lawsuit been certified as a class action, the total amount claimed was estimated by the plaintiffs to be approximately NIS 900 million, without specifying the amount attributed to the Company individually.

12.
In March 2010, a purported class action lawsuit was filed against the Company and another cellular operator, in the District Court of Tel-Aviv-Jaffa by two plaintiffs alleging to be subscribers of the defendants, in connection with allegations that the defendants breached their license by failing to purchase insurance against monetary liability which the defendants may suffer due to bodily damages that allegedly may be caused by cellular radiation. The plaintiffs request the court to award compensation in an amount equal to the insurance premiums allegedly payable for insuring such liability (estimated by the plaintiffs to be NIS 300 million per year per defendant) for the past seven years and to order the defendants to purchase such insurance coverage in the future. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiffs to be approximately NIS 4.2 billion, out of which NIS 2.1 billion is attributed to the Company.

13.
In May 2010, a purported class action lawsuit was filed against the Company and two other defendants in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the defendants unlawfully sent commercial messages to certain recipients. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

14.
In May 2010, a purported class action lawsuit was filed against the Company and three other Israeli cellular operators in the District Court of Central Region, by four plaintiffs alleging to be subscribers of the defendants. The plaintiffs allege that the defendants unlawfully and in violation of their license and agreements with their subscribers fail to construct cell sites in a sufficient quantity, scope and coverage in order to provide cellular services in the requisite quality; fail to test, repair and notify the subscribers that non-ionizing radiation level for repaired handsets may exceed the manufacturer's specifications and the maximum level allowed by law; fail to inform and caution the subscribers of the risks related to the manner of carrying the handset and its distance from the subscriber's body; all of which increase the level of non-ionizing radiation and health risks to which the subscribers are exposed. In September 2010, at the request of the Company and two other cellular operators, the Court instructed the transfer of this purported class action to the Tel-Aviv-Jaffa District Court, to be heard by the Judge hearing the purported class action filed against the Company in December 2007 by plaintiffs alleging that the Company and two other Israeli cellular operators have created environmental hazards by unlawfully building cell sites. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.68 billion (the total amount claimed from the four defendants is estimated by the plaintiffs to be approximately NIS 12 billion).

15.
In May 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company unlawfully returned certain amounts to its subscribers at their

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Contingent Liabilities (cont'd)

nominal value without adjustments for interest and consumer price index differences. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 54 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

16.
In June 2010, a purported class action lawsuit was filed against the Company in the District Court of Haifa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charges its subscribers with debt collection expenses in violation of its license. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 30 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

17.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be a subscriber of the Company in connection with the allegation that the Company unlawfully charged its subscribers with value added tax for services provided abroad. In October 2010, the Company requested the Israeli Tax Authority be joined as defendant, being the relevant defendant of this lawsuit and this purported class action was joined with two other similar purported class actions, filed against two other Israeli cellular operators. The plaintiff did not estimate the total amount claimed if the lawsuit is certified as a class action.

18.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company, in connection with the allegation that the Company's subscribers' agreements violate certain format requirements under the Israeli Standard Contracts Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

19.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company violates the Israeli Consumer Protection Law in regards to manufacturer's warranty for handsets. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 45 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

20.
In September 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company's handset repair services violate the Israeli Consumer Protection Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 100 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

21.
In September 2010, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Jerusalem, by a three plaintiffs alleging to be subscribers of the defendants, in connection with the allegation that the defendants violated the prohibition on any linkage between the purchase of a handset and the provision of service-related benefits, set in their license. If the lawsuit is certified as a class action, the total amount claimed from the all three defendants is estimated by the plaintiffs to be approximately NIS 90

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Contingent Liabilities (cont'd)

million, of which approximately NIS 30 million was attributed to the Company. In September 2010, a similar purported class action was filed against the Company for a claimed amount of approximately NIS 15 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

22.
In September 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company's did not provide the plaintiff with a written document containing information about the right to cancel a non frontal transaction, in violation of the Israeli Consumer Protection Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 98 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

23.
In October 2010, subsequent to the reporting date, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company and her son, in connection with the allegation that the Company is unlawfully misused data bases regarding its customers, in violation of the Israeli Privacy Protection Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 50 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

24.
In November 2010, subsequent to the reporting date, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company charges its subscribers for content services without obtaining their consent. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 405 million (out of which NIS 300 million for mental anguish). At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

Note 7 – Regulation and Legislation

In September 2010, the Israeli Ministry of Communications, or MOC, announced its decision to amend the Israeli regulations setting interconnect tariffs payable to cellular operators as follows:

•
to reduce the maximum interconnect tariff payable by a landline operator or a cellular operator for the completion of a call on another cellular network from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute from January 1, 2011; to 0.0634 per minute from January 1, 2012; to NIS 0.0591 per minute from January 1, 2013; and to NIS 0.0555 from January 1, 2014.

•
to reduce the maximum interconnect tariff payable by a cellular operator for sending an SMS message to another cellular network from the current tariff of NIS 0.0285 to NIS 0.0016 from January 1, 2011; to NIS 0.0015 from January 1, 2012; to NIS 0.0014 from January 1, 2013; and to NIS 0.0013 from January 1, 2014.

•
the tariffs do not include VAT and will be updated annually from January 1, 2011, based on the change in the Israeli CPI published in November of the year preceding to the update date from the average annual Israeli CPI for 2009. The tariffs will also be increased by the percentage of royalties payable to the MOC by the operator.

The reduction is expected to have a material adverse effect on the Company's results. Such adverse effects include both the direct effect of the reduction and indirect effects.

Absent any efforts to mitigate the expected loss of revenues, these changes are estimated to have an annual direct adverse effect (based on the Company's current calls and SMS data) of approximately NIS 320 million on the Company's annual net income, for the first reduction.

The Company cannot predict the actual indirect adverse effects the reduction would have on the Company's results, including from fewer calls being made as subscribers switch to landline and callback services. Any usage of the interconnect tariff as the basis for other tariffs, if regulated, such as

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 – Regulation and Legislation (cont'd)

for the provision of services to MVNO or the provision of national roaming services (if such services are allowed), may have additional material adverse effect on the Company's results.
The Company intends to take measures to mitigate as much as possible the expected adverse effects of such reduction, through revenue enhancement as well as cost reduction, but cannot assure that these will be successful.

The Company intends to file a petition against the decision with the Israeli Supreme Court of Justice. The Company cannot predict the ultimate outcome of such petition, if filed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	November 10, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel